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                              December 11, 2023

       Mikheil Lomtadze
       Chief Executive Officer
       Joint Stock Co Kaspi.kz
       154A Nauryzbay Batyr Street
       Almaty, 050013, Kazakhstan

                                                        Re: Joint Stock Co
Kaspi.kz
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted November
9, 2023
                                                            CIK No. 0001985487

       Dear Mikheil Lomtadze:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted November 9, 2023

       Cover page

   1. Please revise the cover page to clearly state that the ADSs being sold in the offering by the selling shareholders
are a portion of the existing Regulation S GDRs that will have been redesignated as ADSs.
Additionally, clarify what currency the ADSs will trade in on each exchange.
       Risk Factors
       The ADSs will trade on more than one market and this may result in increased volatility..., page
       65

   2. Please confirm the accuracy of the last sentence of this risk factor and whether the current shares will remain in
their current markets. Revise the risk factor to clarify that ADSs will also trade on KASE
 Mikheil Lomtadze
Joint Stock Co Kaspi.kz
December 11, 2023
Page 2

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you
have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453 with any other questions.



                                                        Sincerely,
FirstName LastNameMikheil Lomtadze
                                                        Division of Corporation
Finance
Comapany NameJoint Stock Co Kaspi.kz
                                                        Office of Technology
December 11, 2023 Page 2
cc:       Nicholas P. Pellicani
FirstName LastName